UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                          TO

COMMISSION FILE NUMBER 1-12001

SAVINGS AND SECURITY PLAN OF THE LOCKPORT AND
WATERBURY FACILITIES

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Savings and Security Plan of the Lockport and Waterbury Facilities
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Savings and Security Plan of the
Lockport and Waterbury Facilities
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Savings and Security Plan of the Lockport and Waterbury Facilities as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 27, 2008

Savings and Security Plan of the
Lockport and Waterbury Facilities
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Investments at fair value:
Interest in synthetic investment contracts	$3,845,342	$—
Interest in registered investment companies	2,239,657	2,236,844
Interest in common collective trusts	1,726,704	319,590
Corporate common stock	731,850	1,259,908
Participant loans	512,487	413,686
Interest-bearing cash	202,214	—
Interest in Allegheny Master Trust	—	4,770,000

Total investments at fair value	9,258,254	9,000,028

Other receivables, net	—	531
Other liabilities	—	(316,175)

Net assets available for benefits at fair value	9,258,254	8,684,384
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,765	60,199

Net assets available for benefits	$9,272,019	$8,744,583

See accompanying notes.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2007	2006

Contributions:
Employer	$77,078	$76,897
Employee	225,085	249,993

Total contributions	302,163	326,890

Investment income:

Net gain from interest in Allegheny Master Trust	171,282	243,159
Net gain from interest in registered investment companies	141,944	221,394
Interest income	57,171	24,016
Net realized/unrealized gain (loss) on corporate common stock	(31,999)	746,031
Dividend income	2,913	5,167
Other income	35,487	1,339

Total investment income	376,798	1,241,106

	678,961	1,567,996

Distributions to participants	(150,633)	(943,846)
Fees	(892)	(40)

	(151,525)	(943,886)

Net increase in net assets available for benefits	527,436	624,110
Net assets available for benefits at beginning of year	8,744,583	8,120,473

Net assets available for benefits at end of year	$9,272,019	$8,744,583

See accompanying notes.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Investment Valuation and Income recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Units of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The fair value of the participation units in common collective trusts is based on quoted redemption value on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) are stated at contract which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs is estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
estimated based on the fair value of each contract’s supporting assets at December 31, 2007 and 2006. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at unitized value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The Savings and Security Plan of the Lockport and Waterbury Facilities (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide a savings and retirement plan to eligible employees of the Lockport and Waterbury Facilities of affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor) by allowing a portion of their salary to be set aside each month through payroll deductions. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The Company contributes $0.50 for each hour worked by the participant. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives.
Unless otherwise specified by the participant, employer contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Fund 2020).
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account balance.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan had an undivided interest in the Allegheny Master Trust. Investment income and expenses were allocated to the plans based upon their pro rata share in the net assets on the Allegheny Master Trust. At December 31, 2006, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund held within the Allegheny Master Trust was as follows:

2006
Standish Mellon Fixed Income Fund	1.81%
T. Rowe Price Structured Research Common Trust Fund	0.48
Alliance Capital Growth Pool	0.56

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the net assets of the Standish Mellon Fixed Income Fund held within the Allegheny Master Trust at December 31, 2006 was as follows:

Guaranteed investment contracts:
Principal Life	$1,368,618
New York Life Insurance Company	895,330

2,263,948

Synthetic guaranteed investment contracts:
Monumental Life	60,286,128
Rabobank	53,011,207
Union Bank of Switzerland	39,206,620
Bank of America	28,662,260
State Street Bank	21,292,911
IXIS Financial Products, Inc.	4,030,074

206,489,200

Interest in common collective trusts	24,622,702

Total net assets at fair value	233,375,850
Wrap contracts at fair value	(49,959)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,381,661

Total net assets	$236,707,552

The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2007 and 2006, the interest crediting rates for GICs (2006 only) and Fixed Maturity SICs ranged from 4.30% to 5.32% and 4.30% to 5.56%, respectively.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
3. Investments (continued)
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31
	2007	2006

Average yields:

Based on actual earnings	4.72%	4.75%
Based on interest rate credited to participants	4.57%	4.64%
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007	2006

Allegheny Technologies Incorporated common stock	$731,850	$1,259,908
Barclays Global Investors Asset-Backed Securities Index Fund**	698,753	—
Barclays Global Investors Intermediate Term Credit Bond Index Fund**	593,499	—
State Street Target Retirement Fund 2020	538,390	—
State Street Global Advisors S&P 500 Index Fund	530,360	—
American Funds Europacific Growth Fund	489,881	—
Barclays Global Investors Mortgage Backed Securities Index Fund**	478,416	—
Standish Mellon Fixed Income Fund*	—	4,289,637
Dreyfus Emerging Leaders Fund	—	493,305

*	contract value

**	Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2007	2006

Rabobank Constant Duration SIC	$948,034	$—
Monumental Life Ins. Co. Fixed Maturity SIC	932,066	—
Union Bank of Switzerland Fixed Maturity SIC	648,636	—
State Street Bank Constant Duration SIC	501,865	—

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 was as follows:

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972
Operating payables	(10,572)

Total net assets	$34,325,400

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 was as follows:

Interest in common collective trusts	$72,210,981
Payables	(34,228)

Total net assets	$72,176,753

The composition of the changes in net assets of the Allegheny Master Trust for the year ended December 31, 2006 was as follows:

			T. Rowe Price
	Standish Mellon Fixed		Structured Research
	Income Fund	Alliance Capital Growth Pool	Common Trust Fund

Investment income (loss):
Interest income	$9,196,721	$—	$—
Net realized/unrealized gain (loss) on corporate common stocks	6,246	—	11,900
Net gain (loss), pooled separate accounts	—	(283,791)	—
Net gain, common collective trusts	851,445	—	10,226,870
Administrative expenses	(242,636)	(98,140)	(403,225)
Transfers	14,124,671	(5,060,685)	(3,924,321)

Net increase (decrease)	23,936,447	(5,442,616)	5,911,224
Total net assets at beginning of year	212,771,105	39,768,016	66,265,529

Total net assets at end of year	$236,707,552	$34,325,400	$72,176,753

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits for the year ended December 31, 2006.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	December 31
	2007	2006

Net assets available for benefits per the financial statements	$9,272,019	$8,744,583
Deemed distribution of benefits to participants	(26,535)	(18,068)

Net assets available for benefits per the Form 5500	$9,245,484	$8,726,515

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$150,633
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	26,535
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2006	(18,068)

Benefits paid to participants per the Form 5500	$159,100

Savings and Security Plan of the
Lockport and Waterbury Facilities
EIN: 25-1792394    Plan: 007
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$438,593
American Funds Europacific Growth Fund	489,881
American Funds Growth Fund of America	373,504
MFS Value Fund	147,751
Lord, Abbott Mid Cap Value Fund	132,015
MSIF Small Company Growth Fund	352,411
Western Asset Core Plus Bond Fund	305,502

Total registered investment companies	$2,239,657

Corporate Common Stock
Allegheny Technologies Incorporated*	$731,850

Interest-Bearing Cash
Mellon Stable Value Fund	$133,077
Natixis Financial	69,137

$202,214

Common Collective Trusts
Mellon Stable Value Fund	$80,114
SEI Fund	35,731
State Street Global Advisors Target Retirement Income Fund 2010	7,472
State Street Global Advisors Target Retirement Income Fund 2015	230,066
State Street Global Advisors Target Retirement Income Fund 2020	538,390
State Street Global Advisors Target Retirement Income Fund 2025	57,169
State Street Global Advisors Target Retirement Income Fund 2030	34,681
State Street Global Advisors Target Retirement Income Fund 2035	60,509
State Street Global Advisors Target Retirement Income Fund 2040	9,643
State Street Global Advisors Target Retirement Income Fund 2045	142,569
State Street Global Advisors S&P 500 Index Fund	530,360

$1,726,704

Fixed Maturity Synthetic Contracts:
Credit Cards, CCIT 03-A6 A6	$34,223
Rate Redu Bonds, COMED 98-1 A7	11,500
Fannie Mae, FNR 2002-74 LC	15,739
Freddie Mac, FHR 2627 BU	58,035
Freddie Mac, FHR 2640 TL	34,100

Savings and Security Plan of the
Lockport and Waterbury Facilities
EIN: 25-1792394    Plan: 007
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Freddie Mac, FHR 2715 ND	37,219
Freddie Mac, FHR 2760 EB	34,402
Freddie Mac, FHR 2786 PC	17,261
Freddie Mac, FHR 2865 PQ	51,069
Freddie Mac, FHR 2866 XD	51,068
Freddie Mac, FHR 2870 BD	34,481
Freddie Mac, FHR 2888 OW	24,214
GNMA Project Loans, GNR 06-51 A	40,425
Rate Redu Bonds, PSNH 01-1 A2	7,187
Bank of America, N.A. Wrap contract	(541)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	450,382

Rate Redu Bonds, DESF 01-1 A3	6,620
Freddie Mac, FHR 2539 PR	6,602
Rabobank Wrap contract	(3)

Rabobank Fixed Maturity Synthetic Contract ATI020101	13,219

Auto, BASAT 06-G1 A4	52,007
CMBS, CD 05-CD1 A2 FX	17,306
Rate Redu Bonds, CNP 05-1 A2	52,390
Freddie Mac, FHR 2631 LB	32,576
Freddie Mac, FHR 2681 PC	51,890
Freddie Mac, FHR 2778 KR	17,104
Freddie Mac, FHR 2981 NB	39,655
CMBS, MLMT 05-CIP1 A2	68,796
CMBS, MLMT 05-CKI1 A2	34,660
State Street Bank Wrap contract	(1,479)

State Street Bank Fixed Maturity Synthetic Contract 105028	364,905

CMBS, BSCMS 05-T18 A2	25,625
CMBS, BSCMS 99-WF2 A2	42,116
CMBS, BSCMS 03-T12 A2	31,361
CMBS, CASC 98-D7 A1B	41,509
Credit Cards, COMET 03-A4 A4	51,272
Credit Cards, CCCIT, 03-A3 A3	43,195
CMBS, DLJCM 98-CF2 A1B	31,053
Freddie Mac, FHR 2663 ML	60,435
Freddie Mac, FHR 2763 PC	45,363
Freddie Mac, FHR 2921 NV	25,582
Freddie Mac, FHR 2934 OC	34,751

Savings and Security Plan of the
Lockport and Waterbury Facilities
EIN: 25-1792394    Plan: 007
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

CMBS, HFCMC 99-PH1 A2	29,246
CMBS, JPMCC 05-LDP2 A2	34,087
Credit Cards, MBNAS 03-A1 A1	42,916
CMBS, MSC 99-CAM1 A4	12,259
Auto, NALT 06-A A4	69,451
Auto, VWALT 06-A A4	26,050
Union Bank of Switzerland Wrap contract	2,365

Union Bank of Switzerland Fixed Maturity Synthetic Contract 2970	648,636

Total Fixed Maturity Synthetic Contracts	$1,477,142

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$60,500
Barclays Global Investors, Asset-Backed Sec Index Fund	273,643
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	93,487
Barclays Global Investors, Int Term Credit Bond Index Fund	232,425
Barclays Global Investors, Int Term Government Bond Index Fund	75,263
Barclays Global Investors, Long Term Government Bond Index Fund	4,907
Barclays Global Investors, Mortgage-Backed Sec Index Fund	187,343
Monumental Life Ins. Co. Wrap contract	4,498

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	932,066

Barclays Global Investors, 1-3 Year Government Bond Index Fund	61,412
Barclays Global Investors, Asset-Backed Sec Index Fund	277,763
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	94,902
Barclays Global Investors, Int Term Credit Bond Index Fund	235,922
Barclays Global Investors, Int Term Government Bond Index Fund	76,410
Barclays Global Investors, Long Term Government Bond Index Fund	4,910
Barclays Global Investors, Mortgage-Backed Sec Index Fund	190,165
Rabobank Wrap contract	6,550

Rabobank Constant Duration Synthetic Contract ATI060301	948,034

Barclays Global Investors, 1-3 Year Government Bond Index Fund	32,577
Barclays Global Investors, Asset-Backed Sec Index Fund	147,346
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	50,339
Barclays Global Investors, Int Term Credit Bond Index Fund	125,152
Barclays Global Investors, Int Term Government Bond Index Fund	40,526
Barclays Global Investors, Long Term Government Bond Index Fund	2,642
Barclays Global Investors, Mortgage-Backed Sec Index Fund	100,908
State Street Bank Wrap contract	2,375

State Street Bank Constant Duration Synthetic Contract 107073	501,865

Savings and Security Plan of the
Lockport and Waterbury Facilities
EIN: 25-1792394    Plan: 007
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Total Constant Duration Synthetic Contracts	$2,381,965

Participant loans* (5.00% to 9.25%, with maturities through 2013)	$512,487

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

SAVINGS AND SECURITY PLAN OF THE LOCKPORT AND WATERBURY FACILITIES

Date: June 30, 2008	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)